Exhibit 99.1

São Paulo, November 8, 2023 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the third quarter of 2023 (3Q23) ended September 30, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Vasta’s accumulated subscription revenue during the 2023 sales cycle (from 4Q22 to 3Q23) totaled R$1,207 million, a 18% increase compared to the previous year (or 22%, excluding textbook subscription products (PAR)). In the third quarter, subscription revenue totaled R$194 million, a 15% increase compared to the previous year (or 20%, excluding PAR).

In the 2023 sales cycle (4Q22 and 3Q23) net revenue increased 24% to R$1,437 million, mostly due to the conversion of 2023 ACV into revenue and due to the performance of the Non-subscription products and B2G. In the third quarter, net revenue totaled R$258 million, a 36.7% increase compared to the previous year.

Starting in 2023, Vasta started to offer its products and services to the Brazilian public sector (B2G). Our broad portfolio of core content solutions, digital platform, and complementary products together with customized learning solutions tested over decades by the private sector are now available to the K-12 public schools. With the B2G sector, we generated R$40.7 million in revenues in the third quarter of 2023 and R$ 81.2 million in revenues in the 2023 sales cycle.

In the 2023 sales cycle Adjusted EBITDA grew by 23%, reaching R$411 million. EBITDA margin remained stable compared to the same period in the previous year, with a slight decrease of 40 bps, from 29.0% to 28.6%, mainly due to higher inventory cost caused by rising inflation on paper and production cost and a provision for doubtful accounts (PDA) made in the 4Q22 in connection with a large retailer that entered into bankruptcy proceeding in Brazil. Those increases were offset by operating efficiency gains, cost savings and better mix due to subscription products growth.

Adjusted Net Profit in the 2023 sales cycle totaled R$36 million, an 83% increase compared to Adjusted Net Profit of R$20 million for the 2022 sales cycle.

In the 2023 sales cycle, Free cash flow (FCF) totaled R$145 million, a 167% increase from R$55 million in the 2022 sales cycle. In 3Q23 FCF totaled R$58 million, a 242% increase from R$17 million in 3Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 16% (4Q21-3Q22) to 35% (4Q22-3Q23) as a result of company growth and constant efficiency pursuance.

MESSAGE FROM MANAGEMENT

In the third quarter, we concluded the 2023 sales cycle (4Q22 to 3Q23) and subscription revenue has reached R$1,207 million, a 18% increase over the 2022 sales cycle (from 4Q21 to 3Q22) or 22%, excluding textbook subscription products (PAR). Our ACV conversion was 98.1% for 2023, in comparison to an ACV conversion of 102.4% for 2022. For context, in the dynamic landscape of ACV-to-Revenue conversion, fluctuations around 2p.p. in either direction are considered normal by us. Such fluctuations are usually driven by slight differences in number of students per school and product mix.

In the 2023 sales cycle, our net revenue grew 24%, to R$1,437 million. Notably, our Complementary Solutions continues to stand out as the highest growth rate among our business segments, with a 42% increase in the current cycle compared to the 2022 sales cycle.

Moreover, the company’s cash flow generation was one of the main highlights of the 2023 sales cycle. In the 2023 sales cycle, FCF totaled R$145 million an 167% increase from R$55 million in the 2022 sales cycle. In 3Q23 Free cash flow (FCF) totaled R$58 million, a 242% increase from R$17 million in 3Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 16% (4Q21-3Q22) to 35% (4Q22-3Q23). This progress is the result of our company's growth and commitment to operational efficiency.

The normalization of the company’s profitability was another highlight of the 2023 sales cycle. Adjusted EBITDA was R$39 million in 3Q23 compared to R$23 million in the same quarter of the previous year and in the 2023 sales cycle Adjusted EBITDA grew by 23%, reaching R$411 million. Despite the higher inventory costs in 2023, caused by rising global inflation and production costs, combined with the provision for doubtful accounts (PDA) made in the 4Q22 in connection with the bankruptcy proceedings of a large retailer in Brazil, such cost increases were offset by operating efficiency gains, other cost savings and a better mix owing to subscription products growth, which led to a stable EBITDA margin compared to the same period in the previous year, with a slight decrease of 40 bps, from 29.0% to 28.6%.

During the year, we have announced that Vasta made a significant stride by extending its product and service offerings to the Brazilian public sector (B2G). Our diverse portfolio, which includes core content solutions, a digital platform, and complementary products, along with proven custom learning solutions previously tested in the private sector, are now accessible to K-12 public schools. With the B2G sector, we generated R$40.7 million in revenues in the third quarter of 2023 and R$ 81.2 million in revenues in the 2023 sales cycle. This expansion into the public sector marks a momentous opportunity for Vasta, allowing us to contribute to advance education in Brazil while creating new revenue streams. We are excited about the possibilities this development presents and are committed to delivering high-quality educational solutions that meet the unique needs of the public sector.

In relation to the bottom line, Adjusted Net Profit in the 2023 sales cycle totaled R$36 million, an increase of 83% compared to the 2022 sales cycle when Adjusted Net Profit totaled R$20 million. We remain focused on optimizing our operations and pursuing strategic opportunities to enhance our financial performance. Our commitment to delivering value to our customers and shareholders remains unwavering.

Finally, since 2022, we have dedicated a section of our earnings release for Environmental, Social and Governance (ESG) matters, including a panel of key indicators that has been updated on a quarterly basis, reinforcing our commitment to the highest ESG standards.

OPERATING PERFORMANCE

Student base – subscription models

	2023	2022	% Y/Y	2021	% Y/Y
Partner schools - Core content	5,032	5,274	(4.6%)	4,508	17.0%
Partner schools – Complementary solutions	1,383	1,304	6.1%	1,114	17.1%
Students - Core content	1,539,024	1,589,224	(3.2%)	1,335,152	19.0%
Students - Complementary content	453,552	372,559	21.7%	307,941	21.0%

Note: Students enrolled in partner schools

In the 2023 sales cycle, Vasta served nearly 1.5 million students with core content solutions. Aligned with the company´s strategy to focus on improving our client base in 2023 through a more diversified mix of schools and growth in premium education systems (Anglo, PH and Fibonacci), brands with a higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment and PAR (paper-based), which have higher number of students on average, and a lower margin. Average ticket price of schools that remain in our client base in 2023 is 11% higher than that of schools that are no longer our clients.

The partners-school base that uses our complementary solutions increased by 79 new schools, growing 6% in the number of students served compared to the previous cycle.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	3Q23	3Q22	% Y/Y	2023 sale cycle	2022 sales cycle	% Y/Y
Subscription	194,841	169,609	14.9%	1,207,155	1,024,051	17.9%
Subscription ex-PAR	184,278	153,574	20.0%	1,095,141	897,986	22.0%
Traditional learning systems	180,044	148,843	21.0%	937,344	787,217	19.1%
Complementary solutions	4,234	4,731	(10.5%)	157,797	110,769	42.46%
PAR	10,563	16,035	(34.1%)	112,014	126,065	(11.1%)
B2G	40,747	-	0.0%	81,199	-	0.0%
Non-subscription	22,346	19,115	16.9%	148,829	133,469	11.5%
Total net revenue	257,933	188,724	36.7%	1,437,183	1,157,520	24.2%
% ACV	15.8%	17.0%	(1.1 p.p.)	98.1%	102.4%	(4.3 p.p.)
% Subscription	75.5%	89.9%	(14.3 p.p.)	84.0%	88.5%	(4.5 p.p.)

Note: n.m.: not meaningful

In the 2023 sales cycle, net revenue increased 24.2% to R$1,437 million, mostly due to the conversion of 2023 ACV into revenue and due to the performance of the Non-subscription products and B2G. In the third quarter, net revenue totaled R$258 million, a 36.7% increase compared to the prior year. In the third quarter of 2023 we generated R$40.7 million in revenues with the B2G sector.

In the third quarter, we concluded the 2023 sales cycle (4Q22 to 3Q23) and Vasta’s accumulated subscription revenue during the 2023 sales cycle totaled R$1,207 million, a 18% increase compared to the previous year (or 22%, excluding textbook subscription products (PAR)).

Our ACV conversion was 98.1% for 2023, in comparison to an ACV conversion of 102.4% for 2022. For context, in the dynamic landscape of ACV-to-Revenue conversion, fluctuations around 2p.p. in either direction are considered normal by us. Such fluctuations are usually driven by slight differences in number of students per school and product mix. In the third quarter, subscription revenue totaled R$194 million, a 15% increase compared to the previous year (or 20%, excluding PAR).

EBITDA

Values in R$ ‘000	3Q23	3Q22	% Y/Y	2023 sales cycle	2022 sales cycle	% Y/Y
Net revenue	257,933	188,724	36.7%	1,437,183	1,157,521	24.2%
Cost of goods sold and services	(101,161)	(91,855)	10.1%	(547,541)	(436,977)	25.3%
General and administrative expenses	(124,500)	(98,511)	26.4%	(489,760)	(477,809)	2.5%
Commercial expenses	(63,044)	(48,917)	28.9%	(229,173)	(189,238)	21.1%
Other operating (expenses) income	7,534	1,301	479.1%	(16,874)	6,293	(368.1%)
Share of loss equity-accounted investees	(2,878)	(2,150)	33.9%	(7,894)	(2,150)	267.2%
Impairment losses on trade receivables	(15,369)	(4,692)	227.6%	(55,550)	(27,859)	99.4%
Profit before financial income and taxes	(41,485)	(56,100)	(26.1%)	90,391	29,782	203.5%
(+) Depreciation and amortization	70,587	66,953	5.4%	275,791	260,498	5.9%
EBITDA	29,102	10,853	168.1%	366,182	290,280	26.1%
EBITDA Margin	11.3%	5.8%	5.5 p.p.	25.5%	25.1%	0.4 p.p.
(+) Layoff related to internal restructuring	115	869	(86.8%)	1,297	12,126	(89.3%)
(+) Share-based compensation plan	9,755	11,172	(12.7%)	20,369	33,376	(39.0%)
(+) M&A adjusting expenses	-	-	n.m.	23,562	-	n.m.
Adjusted EBITDA	38,972	22,894	70.2%	411,411	335,782	22.5%
Adjusted EBITDA Margin	15.1%	12.1%	3.0 p.p.	28.6%	29.0%	(0.4 p.p.)

Note: n.m.: not meaningful

In the 2023 sales cycle Adjusted EBITDA grew by 23%, reaching R$411 million. EBITDA margin remained stable compared to the same period in the previous year, with a slight decrease of 40 bps, from 29.0% to 28.6%, mainly due to higher inventory cost caused by rising inflation and production costs, combined with the provision for doubtful accounts (PDA) made in the 4Q22 in connection with the bankruptcy proceedings of a large retailer in Brazil. Those increases were offset by operating efficiency gains, cost savings and better mix due to subscription products growth.

In 2Q22, Vasta acquired a 45% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$7.9 million in the 2023 sales cycle, mainly due to the performance of our equity-accounted investee in its early stage of operation.

The M&A adjusting expenses in the 2023 sales cycle were impacted by the one-off effect of a price adjustment calculation based on earn-outs and net debt.

(%) Net Revenue	3Q23	3Q22	Y/Y (p.p.)	2023 sales cycle	2022 sales cycle	Y/Y (p.p.)
Gross margin	60.8%	51.3%	9.5 p.p.	61.9%	62.2%	(0.3 p.p.)
Adjusted cash G&A expenses(1)	(15.3%)	(10.8%)	(4.5 p.p.)	(13.5%)	(14.5%)	1.0 p.p.
Commercial expenses	(24.4%)	(25.9%)	1.5 p.p.	(15.9%)	(16.3%)	0.4 p.p.
Impairment on trade receivables	(6.0%)	(2.5%)	(3.5 p.p.)	(3.9%)	(2.4%)	(1.5 p.p.)
Adjusted EBITDA margin	15.1%	12.1%	3.0 p.p.	28.6%	29.0%	(0.4 p.p.)

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

In proportion to net revenue, gross margin dropped 30 bps in the 2023 sales cycle (from 62.2% to 61.9%) mainly due to higher inventory cost caused by rising inflation on paper and production costs while Adjusted cash G&A expenses and Commercial expenses reduced by 100 bps and 40 bps respectively, due to gains in operating efficiency, workforce optimization, cost savings and a sales mix that benefited from the growth of subscription products.

Reported provisions for doubtful accounts (PDA) grew 150 bps between the compared sales cycles. This increase in PDA is impacted due to the provisioning of 100% of accounts receivable from a large Brazilian retail company undergoing bankruptcy proceedings, in the amount of R$9 million in the 2023 sales cycle. Furthermore, this change in PDA is also influenced by the credit landscape, primarily among schools outside the premium brands segment. This has demanded a conservative approach to risk management and credit allocation, aligning our financial strategy with the prevailing market conditions and potential credit challenges. All factors considered, the participation of PDA in relation to Vasta's Net Revenue increased to 3.9% in the 2023 sales cycle compared to 2.4% in 2022 sales cycle.

Finance Results

Values in R$ ‘000	3Q23	3Q22	% Y/Y	2023 sales cycle	2022 sales cycle	% Y/Y
Finance income	19,511	19,174	1.8%	85,831	70,186	22.3%
Finance costs	(74,966)	(68,426)	9.6%	(307,569)	(247,300)	24.4%
Total	(55,455)	(49,252)	12.6%	(221,738)	(177,114)	25.2%

In the third quarter of 2023, finance income totaled R$19.5 million, compared to R$19.2 million in 3Q22, representing a slight increase of 1.8% mainly due to interest on accounts receivable partially offset by lower interest on market securities. During the 2023 sales cycle, finance income has increased by 22% to R$85 million, mainly due to the impact of higher interest rates on financial investments and marketable securities. Additionally, finance income in the 2023 sales cycle includes a gain of R$10 million recorded in 4Q22, resulting from the reversal of interest on tax contingencies.

Finance costs increased by 9.6% (quarter-on-quarter) in 3Q23, amounting to R$75 million. In the 2023 sales cycle, finance costs have risen by 24.4% to reach R$307.6 million. This increase is driven by higher interest rates applicable to bonds and financings, accounts payable on business combinations, and provisions for tax, civil, and labor losses.

Net profit (loss)

Values in R$ ‘000	3Q23	3Q22	% Y/Y	2023 sale cycle	2022 sales cycle	% Y/Y
Net (loss) profit	(62,111)	(75,994)	(18.3%)	(67,053)	(110,684)	(39.4%)
(+) Layoffs related to internal restructuring	115	869	(86.8%)	1,297	12,126	(89.3%)
(+) Share-based compensation plan	9,755	11,172	(12.7%)	20,369	33,376	(39.0%)
(+) Amortization of intangible assets(1)	38,940	38,778	0.4%	156,313	152,205	2.7%
(-) Income tax contingencies reversal	-	-	n.m.	(29,715)	-	n.m.
(+) M&A adjusting expenses	-	-	n.m.	23,562	-	n.m.
(-) Tax shield(2)	(16,595)	(17,278)	(4.0%)	(68,524)	(67,220)	1.9%
Adjusted net (loss) profit	(29,896)	(42,454)	(29.6%)	36,249	19,803	83.0%
Adjusted net margin	(11.6%)	(22.5%)	10.9 p.p.	2.5%	1.7%	0.8 p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the third quarter of 2023, adjusted net loss totaled R$29 million, a 29.6% increase compared to adjusted net loss of R$42 million in 3Q22. As for the 2023 sales cycle, adjusted net profit totaled R$36 million, reflecting an 83% increase from an adjusted net profit of R$19 million in the 2022 sales cycle.

The gain related to the reversal of tax contingencies was recorded in 4Q22 impacting corporate tax and finance results. On the other hand, the M&A adjusting expenses occurred in 2Q23 was adjusted as it relates to a one-off effect of a price adjustment calculation based on earn-outs and net debt.

Accounts receivable and PDA

Values in R$ ‘000	3Q23	3Q22	% Y/Y	2Q23	% Q/Q
Gross accounts receivable	545,972	378,587	44.2%	632,151	(13.6%)
Provision for doubtful accounts (PDA)	(73,390)	(49,250)	49.0%	(64,870)	13.1%
Coverage index	13.4%	13.0%	0.4 p.p.	10.3%	3.2 p.p.
Net accounts receivable	472,582	329,337	43.5%	567,281	(16.7%)
Average days of accounts receivable(1)	118	102	16	149	(31)

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 118 days in the 3Q23 which represents 31 days lower than the second quarter of 2023 and 16 days higher than the third quarter of the previous year.

Free cash flow

Values in R$ ‘000	3Q23	3Q22	% Y/Y	2023 sale cycle	2022 sales cycle	% Y/Y
Cash from operating activities(1)	102,532	61,814	65.9%	330,989	247,762	33.6%
(-) Income tax and social contribution paid	(279)	(1,247)	(77.6%)	(5,361)	(2,736)	95.9%
(-) Payment of provision for tax, civil and labor losses	(508)	52	(1077%)	(1,302)	(1,421)	(8.3%)
(-) Interest lease liabilities paid	(3,050)	(3,655)	(16.6%)	(14,264)	(13,941)	2.3%
(-) Acquisition of property, plant, and equipment	(8,899)	(2,374)	274.9%	(28,788)	(62,060)	(53.6%)
(-) Additions of intangible assets	(22,913)	(30,892)	(25.8%)	(106,696)	(85,934)	24.2%
(-) Lease liabilities paid	(8,623)	(6,682)	29.0%	(29,135)	(27,099)	7.5%
Free cash flow (FCF)	58,260	17,016	242.4%	145,444	54,573	166.5%
FCF/Adjusted EBITDA	149.5%	74.3%	75.2 p.p.	35.4%	16.3%	19.1 p.p.
LTM FCF/Adjusted EBITDA	35.4%	16.3%	19.1 p.p.	35.4%	16.3%	19.1 p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

In the 2023 sales cycle, FCF totaled R$145 million an 167% increase from R$55 million in the 2022 sales cycle. In 3Q23 Free cash flow (FCF) totaled R$58 million, a 242% increase from R$17 million in 3Q22. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 16% (4Q21-3Q22) to 35% (4Q22-3Q23).

Financial leverage

Values in R$ ‘000	3Q23	2Q23	1Q23	4Q22	3Q22
Financial debt	765,350	846,443	815,927	842,996	811,612
Accounts payable from business combinations	601,171	591,620	599,713	625,277	647,466
Total debt	1,366,521	1,438,063	1,415,640	1,468,273	1,459,078
Cash and cash equivalents	106,757	38,268	42,680	45,765	44,343
Marketable securities	261,264	385,002	331,110	380,516	433,803
Net debt	998,500	1,014,793	1,041,850	1,041,992	980,932
Net debt/LTM adjusted EBITDA(1)	2.43	2.57	2.85	2.78	2.92

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

As of the end of 3Q23, Vasta recorded net debt in the amount of R$998 million, a reduction of R$16 million to the net debt position of 2Q23. The positive cash flow generated in the period helped surpass the negative impacts of interest rates and payments relating to our share buyback program. The net debt/LTM adjusted EBITDA of 2.43x as of 3Q23 is 0.14x lower than 2Q23 and 0.49x lower than 3Q22.

In comparison to 3Q22, the net debt position increased by R$18 million, due to the impact of higher interest rates and investments made in the minority-stake acquisitions of Educbank (in July 2022) both of which were partially offset our positive cash flow generated in the period.

ESG

Sustainability Report

In the third quarter, Vasta released its sustainability report for the year 2022. This report, which is the company's second, was prepared in accordance with international standards for reports of this category and showcases the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its first Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 3,216 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and also considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal[2]
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022[3]	% Y/Y	2Q2023	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	5,290	3,565	48%	4,654	13.7%
		Municipal water supply[1]	%	100%	4%	96 p.p.	100%	0 p.p.
		Groundwater	%	0%	96%	(96 p.p.)	0%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022[3]	% Y/Y	2Q2023	% Q/Q
12, 13	302-1	Total energy consumption	GJ	1,845	1,523	21%	2,909	-36.6%
		Energy from renewable sources[2]	%	59%	98%	(39 p.p.)	62%	(3 p.p.)

The decrease in groundwater consumption is due to the closure of our Distribution Center's well located in São José dos Campos, prompted by possible contamination from adjacent land which housed a factory. In the third quarter, the operations of the Anglo Tamandaré unit were closed in view of the inauguration of the Anglo Paulista unit, which was under construction during the first semester. The building features modernized facilities and provides greater mobility for the students.

SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022	% Y/Y	2Q2023	% Q/Q
5	405-1	C-level – Women	%	29%	25%	4 p.p.	29%	0 p.p.
		C-level – Men	%	71%	75%	(4 p.p.)	71%	0 p.p.
		C-level- total[4]	no.	7	4	75%	7	0.0%
		Leadership (≥ managers) – Women	%	45%	48%	(3 p.p.)	47%	(2 p.p.)
		Total - Leadership (≥ managers) – Men	%	55%	52%	3 p.p.	53%	2 p.p.
		Leadership (≥ managers) [5] – total	no.	144	134	7%	139	3.6%
		Academic staff – Women	%	18%	20%	(2 p.p.)	18%	0 p.p.
		Academic staff – Men	%	83%	80%	3 p.p.	82%	1 p.p.
		Academic staff [6] - total	no.	80	84	-5%	82	-2.4%
		Administrative/Operational – Women	%	55%	57%	(2 p.p.)	56%	(1 p.p.)
		Administrative/Operational – Male	%	45%	43%	2 p.p.	44%	1 p.p.
		Administrative/Operational [7] - total	no.	1,564	1,539	2%	1,524	2.6%
		Employees – Women	%	53%	54%	(1 p.p.)	53%	0 p.p.
		Employees – Men	%	47%	46%	1 p.p.	47%	0 p.p.
		Employees - total	no.	1,795	1,761	2%	1,752	2.5%

Social impact*
SDGs	GRI	Disclosure	Unit	1S2023	1S2022	2S2022
4, 10	-	Scholars of the Somos Futuro Program	no.	236	371	247

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In the second quarter, 236 young people were studying through the program receiving didactic and teaching material, online school tutoring, mentoring and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

The difference between the figures for 2022 and 2023 is due to the number of students who graduated in 2022 being greater than the number of students who entered the cycle in 2023.

Health and Safety
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022	% Y/Y	2Q2023	% Q/Q
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0 p.p.	100%	0 p.p.
		Trained employees	no.	781	346	126%	729	7.1%
		Average hours of training per employee [9]	no.	1.25	1.08	16%	1	64%
		Injury frequency [10]	rate	4.58	4.06	13%	1.88	144%
		High-consequence injuries	no.	-	-	0%	-	0%
		Recordable work-related injuries [11]	rate	-	3.04	-100%	0.94	-100%
		Fatalities resulted from work-related injuries	no.	-	-	0%	-	0%
		Fatalities [12]	rate	-	-	0%	-	0%

The main causes of work-related injuries were impacts suffered in internal and external circulation areas causing abrasions, contusions, and sprains.

The increase in the volume of health and safety training hours per participant in the quarter is related to the increase in fire brigade training during that period, which has a longer duration in compliance with municipal regulations.

GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022	% Y/Y	2Q2023	% Q/Q
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022	% Y/Y	2Q2023	% Q/Q
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	20	ND	n.m	14	43%
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	1	ND	n.m	-	0%
		Confirmed incidents of discrimination [13]	no.	-	ND	n.m	-	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	-	-	0%	-	0%

In the third quarter, we continued the Company leadership literacy and engagement program by conducting a workshop on discrimination, workplace harassment, and sexual harassment, which was initiated in the second quarter. The workshop presents the topic through concepts and practical examples and reinforces the existence of the Confidential Channel for reporting any situation related to discrimination, harassment, and violations of the Code of Conduct. It also emphasizes the guarantee of confidentiality and provides detailed information about the investigation process for received complaints.

Compliance*
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022	% Y/Y	2Q2023	% Q/Q
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	-	-	0%	-	0%
		Non-financial sanctions for social and economic non-compliance	no.	-	-	0%	-	0%
		Fines for environmental noncompliance	R$ thousand	-	-	0%	-	0%
		Non-financial sanctions for environmental non-compliance	no.	-	-	0%	-	0%

* Only cases deemed material, i.e., cases that harm Vasta's image, that lead to a halt in operations, or where the amounts involved are over R$1 million.

We did not record significant sanctions or fines related to economic and social issues, except for the normal course of business.

Customer data privacy
SDGs	GRI	Disclosure	Unit	3Q2023	3Q2022	% Y/Y	2Q2023	% Q/Q
16	418-1	External complaints substantiated by the organization	no.	4	20	-80%	6	-33%
		Complaints received from regulatory agencies or similar official bodies	no.	-	-	0%	0	0%
		Cases identified of leakage, theft, or loss of customer data	no.	-	-	0%	-	0%

FOOTNOTES:

SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	The amounts referring to 1Q2022, 2Q2022 and 3Q2022 were equalized in 4Q2022 considering the total amount of invoices from concessionaires received in the respective quarters – considering the different closing deadlines for each location
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

CONFERENCE CALL INFORMATION

Vasta will discuss its third quarter 2023 results on November 8, 2023, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	September 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents	106,757	45,765
Marketable securities	261,264	380,514
Trade receivables	472,582	649,135
Inventories	313,452	266,450
Taxes recoverable	20,808	19,120
Income tax and social contribution recoverable	18,904	17,746
Prepayments	84,258	56,645
Other receivables	2,093	972
Related parties – other receivables	-	1,759
Total current assets	1,280,118	1,438,106

Non-current assets
Judicial deposits and escrow accounts	201,433	194,859
Deferred income tax and social contribution	248,990	170,851
Equity accounted investees	77,607	83,139
Other investments and interests in entities	9,879	8,272
Property, plant and equipment	180,065	197,688
Intangible assets and goodwill	5,344,283	5,427,676
Total non-current assets	6,062,257	6,082,485

Total Assets	7,342,375	7,520,591

Consolidated Statements of Financial Position (continued)

Liabilities	September 30, 2023	December 31, 2022
Current liabilities
Bonds	515,350	93,779
Suppliers	239,198	250,647
Reverse factoring	272,609	155,469
Lease liabilities	15,352	23,151
Income tax and social contribution payable	5,830	5,564
Salaries and social contributions	109,090	100,057
Contractual obligations and deferred income	8,302	57,852
Accounts payable for business combination and acquisition of associates	29,932	73,007
Other liabilities	24,802	29,630
Other liabilities - related parties	-	54
Total current liabilities	1,220,465	789,210

Non-current liabilities
Bonds	250,000	749,217
Lease liabilities	107,924	117,412
Accounts payable for business combination and acquisition of associates	571,239	552,270
Provision for tax, civil and labor losses	680,649	651,252
Other liabilities	15,180	31,551
Total non-current liabilities	1,624,992	2,101,702

Total current and non-current liabilities	2,845,457	2,890,912

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	89,995	80,531
Treasury shares	(24,792)	(23,880)
Accumulated losses	(391,683)	(247,787)
Total Shareholder's Equity	4,494,335	4,629,679

Interest of non-controlling shareholders	2,583	-

Total Shareholder's Equity	4,496,918	4,629,679

Total Liabilities and Shareholder's Equity	7,342,375	7,520,591

Consolidated Income Statement

	July 01 to September 30, 2023	September 30, 2023	July 01 to September 30, 2022	September 30, 2022

Net revenue from sales and services	257,933	932,164	188,724	759,261
Sales	242,242	896,135	180,422	732,647
Services	15,691	36,029	8,302	26,614

Cost of goods sold and services	(101,161)	(375,464)	(91,855)	(301,058)

Gross profit	156,772	556,700	96,869	458,203

Operating income (expenses)	(195,379)	(590,570)	(150,819)	(509,766)
General and administrative expenses	(124,500)	(369,872)	(98,511)	(351,738)
Commercial expenses	(63,044)	(178,968)	(48,917)	(143,838)
Other operating income	7,534	18,015	1,301	2,941
Other operating expenses	-	(32,968)	-	-
Impairment losses on trade receivables	(15,369)	(26,777)	(4,692)	(17,131)

Share of loss equity-accounted investees	(2,878)	(5,532)	(2,150)	(2,150)

(Loss) before finance result and taxes	(41,485)	(39,402)	(56,100)	(53,713)

Finance result	(55,455)	(179,924)	(49,252)	(139,952)
Finance income	19,511	53,612	19,174	56,339
Finance costs	(74,966)	(233,536)	(68,426)	(196,291)

Loss before income tax and social contribution	(96,940)	(219,326)	(105,352)	(193,665)

Income tax and social contribution	34,829	76,380	29,358	63,200
Current	(4,762)	(2,299)	1,946	(11,697)
Deferred	39,591	78,679	27,412	74,897

Loss for the period	(62,111)	(142,946)	(75,994)	(130,465)

Allocated to:
Controlling shareholders	(62,389)	(143,896)	(75,994)	(130,465)
Non-controlling shareholders	278	950	-	-

Consolidated Statement of Cash Flows

	For the period ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution	(219,326)	(193,665)
Adjustments for:
Depreciation and amortization	205,948	198,841
Share of loss profit of equity-accounted investees	5,532	2,150
Impairment losses on trade receivables	26,777	17,131
Reversal for tax, civil and labor losses, net	(10,190)	(9,151)
Provision on accounts payable for business combination	23,562	-
Interest on provision for tax, civil and labor losses	41,313	39,639
Provision for obsolete inventories	19,504	27,896
Interest on bonds	91,361	77,636
Contractual obligations and right to returned goods	(38,080)	(12,875)
Interest on accounts payable for business combination	52,100	47,511
Imputed interest on suppliers	26,196	13,730
Bank and collection expense	-	6,056
Other financial expenses and net interest	-	(15,710)
Share-based payment expense	14,335	16,436
Interest on lease liabilities	10,144	10,799
Interest on marketable securities	(31,065)	(39,709)
Cancellations of right-of-use contracts	(2,480)	3,393
Write-off disposals of property and equipment and intangible assets	639	3,718
	216,270	193,826
Changes in
Trade receivables	150,983	159,242
Inventories	(78,690)	(31,994)
Prepayments	(27,551)	(14,174)
Taxes recoverable	(4,505)	(20,329)
Judicial deposits and escrow accounts	(7,025)	(9,275)
Other receivables	(1,072)	1,381
Related parties – other receivables	1,759	(509)
Suppliers	78,271	(14,090)
Salaries and social charges	8,556	43,563
Tax payable	969	6,502
Contractual obligations and deferred income	(14,236)	7,387
Other liabilities	(20,452)	(22,494)
Other liabilities - related parties	(54)	(13,901)
Cash from operating activities	303,223	285,135
Payment of interest on leases	(10,136)	(10,813)
Payment of interest on bonds	(118,901)	(92,722)
Payment of interest on business combinations	(8,096)	-
Income tax and social contribution paid	(944)	(2,736)
Payment of provision for tax, civil and labor losses	(1,247)	(1,308)
Net cash from operating activities	163,899	177,556
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(18,247)	(50,602)
Additions of intangible assets	(61,425)	(66,819)
Acquisition of subsidiaries net of cash acquired	(3,212)	(53,686)
Purchase of investment in marketable securities	(937,409)	(1,087,910)
Proceeds from investment in marketable securities	1,087,724	860,165
Net cash from (applied in) investing activities	67,431	(398,852)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	(5,783)	-
Payments of loans from related parties	(50,885)	(254,885)
Lease liabilities paid	(22,541)	(20,409)
Payments of bonds and financing	-	(759)
Issuance of bonds net off issuance costs	-	250,000
Payments of accounts payable for business combination	(91,129)	(18,201)
Net cash applied in financing activities	(170,338)	(44,254)
Net increase (decrease) in cash and cash equivalents	60,992	(265,550)
Cash and cash equivalents at beginning of period	45,765	309,893
Cash and cash equivalents at end of period	106,757	44,343
Net increase (decrease) in cash and cash equivalents	60,992	(265,550)